                                                                    Exhibit 20.1



                               RIDDELL SPORTS INC.
                         ANNOUNCES THIRD QUARTER RESULTS
                                      * * *
                     Combined Revenues and Operating Income
                                 Rise 9% and 20%


New York, N.Y., October 30, 1997, -- Riddell Sports Inc. (NASDAQ: RIDL) today announced net income of $5,864,000 or $0.54 per share in the third quarter of 1997 as compared to $965,000 and $0.11 in the third quarter of 1996. For the nine-month period ended September 30, 1997 the Company reported net income of $3,752,000 or $0.42 per share as compared to $4,134,000 and $0.48 for the first nine months in 1996. The Company noted that the 1997 year-to-date results include charges from the settlement of certain litigation (recorded in previous periods) and the purchase and related financing of Varsity Spirit Corporation. Varsity's results are included from the date of the June 20, 1997 acquisition. The Company also noted that Varsity has historically posted its strongest results in the third quarter and that either the second or third quarter has been the most important for Riddell.

Revenues in the third quarter of 1997 totaled $62,974,000 or 9% above Riddell and Varsity's combined revenues of $57,779,000 during the same period last year. Third quarter operating income rose almost 20% from $8,079,000 on an adjusted combined basis in 1996 to $9,645,000 in 1997.

Third quarter 1997 revenues for the Company's institutional products and services rose by 19% at Riddell and 11% at Varsity as compared to the third quarter of 1996. For the same periods, Riddell's Institutional division delivered an operating income increase of 50%, while Varsity's operating income increased by 36%. Offsetting these increases was a decline in revenues and operating income in Riddell's retail collectible products.

While third quarter 1997 financial performance exceeded the combined results for the same period in 1996, the Company reported that it was lowering its 1997 combined full-year revenue and operating income projections, which were made earlier this year in connection with the acquisition of Varsity. Combined revenues which were previously forecasted at $189,600,000 are now forecasted to be between $170,000,000 and $175,000,000. The primary reasons for the reduction in the combined revenue forecast are: the shift from1997 to 1998 of certain cross-marketing programs for strategic reasons and a decline in anticipated demand for retail collectibles as a result of cautious industry-wide inventory commitments for licensed sports products. Combined operating income, after adjusting for the effect of certain non-recurring charges from the acquisition of Varsity and the settlement of certain litigation is expected to be between $14,000,000 and $14,500,000. However, without Varsity's operations during most of the first half of 1997 and before any adjustments, the Company expects to report operating income between $11,500,000 and $12,000,000.

After announcing the third quarter results, David Mauer, Riddell's President and CEO said, " I am pleased to report that every part of our business continues to contribute to our bottom line. While we have not achieved the results we had hoped for in retail collectibles, our across the counter sales continue to be healthy, and we are looking forward to launching new product extensions for the 1998 sales year. Third quarter results in our Institutional business were most gratifying, and we believe the Company will continue to build upon our unique, direct sales and distribution system which was recently strengthened by the combination of Riddell and Varsity." Mr. Mauer continued, "Our decision to postpone Varsity's introduction of practice wear for female athletes until next year in order to combine its introduction with uniforms is a sound strategic decision. The two organizations have demonstrated a commitment to work together and implement comprehensive sales and marketing programs."

Riddell Sports Inc. provides institutional sporting goods and school spirit products and services to educational and recreational organizations through its national, direct sales force. The Company is the world's leading manufacturer and reconditioner of football protective equipment and the nation's leading manufacturer of uniforms and operator of camps for high school and college cheerleaders and dance teams. The Company's consumer products group markets miniature and full-size helmets for collectors and licenses the Riddell and MacGregor trademarks for use on athletic footwear, leisure apparel and sports equipment.

                              - tables following -



--------------------------------------------------------------------------------
Certain statements made above may be "forward looking" statements under the federal securities laws that are based upon the beliefs of management as well as assumptions made by and information currently available to management. Certain factors could cause the Company not to attain the goals presented and could cause actual results to differ materially from those expressed in any forward looking statement, including without limitation, (i) difficulties or delays in developing, producing or introducing cross marketing programs (including game uniforms and women's practice wear); (ii) difficulties in marketing the Company's products through new channels; (iii) actions by competitors, including new product offerings, marketing and promotional success, and a willingness to cut prices; (iv) changes in the patterns and trends of sales and customer orders; (v) difficulties in integrating the business and operations of Varsity Spirit Corporation, the Company's newly acquired subsidiary, including activities of the Varsity sales force and implementation of cross-selling opportunities; and (vi) the effects of general economic conditions.

                               RIDDELL SPORTS INC.
                              Financial Highlights

                  (Dollars in thousands except per share data)

OPERATING RESULTS:         Third Quarter                Nine Months
                          Ended Sept. 30,              Ended Sept. 30,
                       --------------------        ---------------------
                         1997        1996             1997         1996
                       --------    --------        ---------    --------
Net Sales               $62,437     $17,782         $108,277     $57,663
Royalties                   537         555            1,948       2,130
                       --------    --------        ---------    --------
Net revenues             62,974      18,337          110,225      59,793
Cost of goods sold       38,278      10,100           64,123      31,316
                       --------    --------        ---------    --------
Gross margin             24,696       8,237           46,102      28,477
Operating expenses       15,051       6,447           33,664      21,977
                       --------    --------        ---------    --------
Operating income          9,645       1,790           12,438       6,500
Interest expense          3,631         785            8,536       2,176
                       --------    --------        ---------    --------
Income before taxes       6,014       1,005            3,902       4,324
Income taxes                150          40              150         190
                       --------    --------        ---------    --------
Net income               $5,864        $965           $3,752      $4,134
                       ========    ========        =========    ========

Net income per share      $0.54       $0.11            $0.42       $0.48

Average common and
 common equivalent
 shares outstanding      11,069       8,568            9,094       8,548


BALANCE SHEET DATA:                         Sept. 30,             Dec. 31,
                                              1997                  1996
                                           ----------           ----------
Total current assets                          $75,579              $38,722
Property  and equipment, net                    7,337                3,507
Intangibles and deferred charges, net         113,353               34,067
Other assets                                      605                   65
                                           ----------           ----------
                                            $ 196,874            $  76,361
                                           ==========           ==========

Current liabilities                          $ 26,367             $ 12,765
Long-term debt                                129,100               29,984
Deferred taxes                                  1,897                1,820
Other liabilities                               3,120                4,047
Shareholders' equity                           36,390               27,745
                                           ----------           ----------
                                            $ 196,874            $  76,361
                                           ==========           ==========

The Company has contingent liabilities which are described in its Annual Report and its Quarterly Report for the period ended September 30, 1997, copies of which are available upon request.

PRO FORMA FINANCIAL DATA:
         The operating results of Varsity Spirit Corporation have been included in the operating results of the Company from the date of acquisition. The following pro forma information presents the combined operations of the Company and Varsity as if the acquisition, and relating financing transactions had occurred at the beginning of each of the periods presented:


                                             Nine Months Ended Sept. 30,
(In thousands)                                1997                 1996
                                            ---------            ---------
Net revenues                                 $146,036             $135,304
Cost of sales                                  86,524               77,333
                                            ---------            ---------
Gross profit                                   59,512               57,971
Operating expenses                             50,542               43,551
                                            ---------            ---------
Income from operations                          8,970               14,420
Interest expense                               11,317               10,683
                                            ---------            ---------
Income (loss) before taxes                    (2,347)                3,737
Income taxes                                       -                   160
                                            ---------            ---------
Net income (loss)                            ($2,347)               $3,577
                                            =========            =========
Earnings (loss) per share                      ($0.26)               $0.38
                                            =========            =========

Depreciation and amortization                  $4,035               $3,849

         These pro forma results have been presented for comparative purposes only and include the following adjustments (amounts shown relate to the nine month periods ended September 30, 1997 and 1996, respectively): (1) additional amortization expense as a result of goodwill arising from the acquisition ($790 and $1,235); (2) salary increases relating to contracts entered into in conjunction with the transactions ($75 and $113); (3) elimination of costs incurred by Varsity in maintaining its status as a separate public corporation ($165 and $341); (4) adjustments reducing certain freight and travel expenses incurred by the Company or Varsity based on programs existing within the other company ($38 and $76); (5) elimination of one time charges arising from the transaction for redeeming Varsity stock options ($4,676 and $-0-), a change in control payment ($250 and $-0-) and bridge loan commitment fees ($3,000 and $-0-); (6) additional interest on acquisition debt and related debt changes ($5,831 and $8,581); and (7) the tax effect of the above ($1,578 net credit eliminations and $3,574 expense elimination). The pro forma results are not necessarily indicative of results that would have occurred had the combination been effected at the dates indicated nor of future operating results of the combined operations.